The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-297506

333-297506-01

SUBJECT TO COMPLETION. DATED JULY 31, 2026

PRICING SUPPLEMENT TO THE PROSPECTUS DATED JULY 16, 2026 AND THE PRODUCT PROSPECTUS SUPPLEMENT DATED JULY 16, 2026

US$

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Digital Buffer Notes Linked to the Class A Common Stock of Vertiv Holdings Co. due September 3, 2027

•	Nomura America Finance, LLC is offering the digital buffer notes linked to the Class A common stock of Vertiv Holdings Co. (the “reference asset”) due September 3, 2027 (the “notes”) described below. The notes are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.

•	If the final value of the reference asset is greater than or equal to the buffer value, you will receive the digital return of 16.50%.

•	If the final value of the reference asset is less than the buffer value, there is 2.00x exposure to each 1.00% decline in the reference asset beyond -50.00%, and you will lose all or a portion of your principal amount at maturity.

•	Approximately a 13 month maturity.

•	The notes will not be listed on any securities exchange.

•	The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.

Investing in the notes involves significant risks, including our and Nomura’s credit risk. You should carefully consider the risk factors under “Additional Risk Factors Specific to Your Notes” beginning on page PS-5 of this pricing supplement, under “Risk Factors” beginning on page 6 in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” beginning on page PS-18 of the accompanying product prospectus supplement, and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) is expected to be between $956.30 and $986.30 per $1,000 principal amount, which is expected to be less than the price to public.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified below.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	100.00%	Up to 0.90%	At least 99.10%
Total	$	$	$

Nomura Securities International, Inc., an affiliate of ours acting as the distribution agent, will purchase the notes from us at the price to the public less the agent’s commission. The price to public, agent’s commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent’s commission and proceeds to issuer that differ from the amounts set forth above, but the agent’s commission will not exceed the amount set forth above and the proceeds to issuer will not be less than the amount set forth above. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. See “Supplemental Plan of Distribution (Conflicts of Interest)” herein.

We will use this pricing supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use the final pricing supplement in market-making transactions in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, the final pricing supplement is being used in a market-making transaction.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Nomura

July   , 2026

TERMS OF THE NOTES
Issuer:	Nomura America Finance, LLC (“we” or “us”)
Guarantor:	Nomura Holdings, Inc. (“Nomura”)
Principal Amount:	US$
Reference Asset:	The Class A common stock of Vertiv Holdings Co. (Ticker: VRT) (“VRT”) (the “reference asset”)
Strike Date	July 30, 2026
Trade Date:	July 31, 2026
Original Issue Date:	August 5, 2026 (expected to be the third scheduled business day after the trade date)
Final Valuation Date:	August 31, 2027, subject to postponement as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.
Stated Maturity Date:	September 3, 2027, unless that date is not a business day, in which case the maturity date will be the next following business day. The actual maturity date for the notes may be different if postponed as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.
Payment at Maturity:	At maturity, for each $1,000 principal amount of notes, we will pay you a cash payment equal to the cash settlement amount.
Cash Settlement Amount:

If the final value of the reference asset is greater than or equal to the buffer value:

$1,000 + ($1,000 × digital return)

If the final value of the reference asset is less than the buffer value:

$1,000 + [($1,000 × (reference asset performance + 50.00%)) × downside leverage factor].

If the final value of the reference asset is less than the buffer value, you will have 2.00x exposure to each 1% decline beyond a reference asset performance of -50.00%. Under these circumstances, you will lose up to 100% of the principal amount.

Reference Asset Performance:	The quotient, expressed as a percentage, calculated as follows: final value - initial value initial value
Digital Return:	16.50%
Initial Value:	$227.50, which was the closing value of the reference asset on the strike date.
Final Value:	The closing value of the reference asset on the final valuation date.
Buffer Value:	$113.75, which is 50.00% of the initial value (rounded to two decimal places).
Downside Leverage Factor:	1/0.50 (2.00x)

Denominations:	$1,000 and integral multiples thereof
Defeasance:	Not applicable
Program:	Senior Global Medium-Term Notes, Series A
CUSIP No.:	65541KTL8
ISIN No.:	US65541KTL88
Currency:	U.S. dollars
Calculation Agent:	Nomura Securities International, Inc.
Trustee, Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas
Clearance and Settlement:	The Depository Trust Company (“DTC”) (including through its indirect participants Euroclear and Clearstream, as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)
Minimum Initial Investment Amount:	$1,000
Original Issue Price (Price to Public):	100.00%
Listing:	The notes will not be listed on any securities exchange
Distribution Agent:	Nomura Securities International, Inc.

The trade date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus, dated July 16, 2026 (the “prospectus”) and the product prospectus supplement, dated July 16, 2026 (the “product prospectus supplement”), each relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict between the terms of this pricing supplement and the terms of the prospectus or the product prospectus supplement, the terms of this pricing supplement will control.

This pricing supplement, together with the prospectus and the product prospectus supplement, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, and under “Additional Risk Factors Specific to Your Notes” beginning on page PS-5 of this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

You may access the prospectus and the product prospectus supplement on the Securities and Exchange Commission (“SEC”) website at www.sec.gov as follows:

•	Prospectus dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084292/tm2619954-3_424b3.htm

•	Product Prospectus Supplement dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084314/tm2619530d11_424b3.htm

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus and under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement. You should carefully consider whether the notes are suited to your particular circumstances. The notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

We urge you to read all of the following information about some of the risks associated with the notes, together with the other information in this pricing supplement, the accompanying prospectus and the accompanying product prospectus supplement before investing in the notes.

Risks Relating to the Structure or Features of the Notes

The Notes Do Not Guarantee Any Return of Principal and You May Lose All of Your Principal Amount

The notes do not guarantee any return of principal. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the final value of the reference asset is less than its buffer value. In this case, the payment at maturity you will be entitled to receive will be less than the principal amount and you will lose 2.00x of the principal amount of your notes for every 1% that the final value of the reference asset is less than the buffer value. You may lose up to 100% of your investment at maturity.

The Appreciation on the Notes is Limited by the Digital Return.

You will not participate in any appreciation in the price of the reference asset beyond the digital return. You will not receive a return on the notes greater than the digital return.

Your Ability To Receive The Digital Return May Terminate On The Final Valuation Date.

If the final value of the reference asset is less than the buffer value, you will not be entitled to receive the digital return at maturity. Under these circumstances, if the final value is less than 50.00% of the initial value, you will lose more than 50.00% of your principal amount at maturity and may lose all of your principal amount at maturity.

The Notes Will Not Bear Interest

As a holder of the notes, you will not receive interest payments.

Risks Relating to the Reference Asset

You Will Have Limited Anti-Dilution Protection.

The calculation agent may make adjustments to the initial value of the reference asset for certain events affecting such reference asset. However, the calculation agent will not make an adjustment in response to all events that could affect a reference asset. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustment will be made by the calculation agent. You should refer to “General Terms of the Notes—Anti-Dilution Adjustments,” “General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset” and “General Terms of the Notes—Role of Calculation Agent” in the accompanying product prospectus supplement for a description of the items that the calculation agent is responsible for determining.

Tax Risks

The Tax Treatment of the Notes Is Uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “U.S. Federal Income Tax Considerations” in the prospectus and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement.

General Risk Factors

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness.

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Are Set on the Trade Date (as Determined by Reference to Our Affiliates’ Pricing Models) Will Be Less Than the Original Issue Price of Your Notes.

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to our affiliates’ pricing models. Such estimated value will be set forth on the front cover of the final pricing supplement. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as will be disclosed on the front cover of the final pricing supplement, our affiliates’ pricing models consider certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our affiliates’ pricing models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we will determine by reference to our affiliates’ pricing models as of the time the terms of your notes are set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the agent’s commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes. These costs will be used or retained by us or one of our affiliates, except for agent’s commissions paid to unaffiliated distributors.

If We Were to Repurchase Your Notes Immediately After the Original Issue Date, the Price You Receive May Be Higher Than the Estimated Value of The Notes.

Assuming that all relevant factors remain constant after the original issue date, the price at which we may initially buy or sell the notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated value on the trade date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes Is Subordinated to the Liabilities of Nomura’s Other Subsidiaries.

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Asset.

In the ordinary course of business, Nomura or any of its affiliates may have expressed views on expected movements in the reference asset, and may do so in the future. These views or reports may be communicated to Nomura’s clients and clients of its affiliates. However, any such views are and will be subject to change from time to time. Moreover, other professionals who deal in markets relating to the reference asset may at any time have significantly different views from those of Nomura or its affiliates. For these reasons, you are encouraged to derive information concerning the reference asset from multiple sources, and you should not rely on any of the views that may have been expressed or that may be expressed in the future by Nomura or any of its affiliates. Neither the offering of the notes nor any view which Nomura or any of its affiliates from time to time may express in the ordinary course of business constitutes a recommendation as to the merits of an investment in the notes or any of the component securities.

Your Return May Be Lower Than the Return on Other Debt Securities of Comparable Maturity.

The notes do not provide any interest. Consequently, unless the cash settlement amount you receive on the maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes could be less than what you would have earned by investing in non–underlier-linked debt securities that bear interest at prevailing market rates. For example, your return may be less than the return you would earn if you bought a traditional interest-bearing debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Historical Performance of the Reference Asset Should Not Be Taken as an Indication of Its Future Performance.

The historical prices of the reference asset included in this pricing supplement should not be taken as an indication of its future performance. Changes in the prices of the reference asset will affect the market value of the notes, but it is impossible to predict whether the prices of the reference asset will rise or fall during the term of the notes. The prices of the reference asset will be influenced by complex and interrelated political, economic, financial and other factors.

Our or Our Affiliates’ Hedging and Trading Activities May Adversely Affect the Market Value of the Notes.

As described under “Use of Proceeds and Hedging” in the accompanying product prospectus supplement, we or one or more of our affiliates may hedge our obligations under the notes by entering into transactions involving purchases of futures and/or other derivative instruments linked to the reference asset. We also expect that we or one or more of our affiliates will adjust these hedges by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to any of the foregoing, at any time and from time to time, and unwind the hedge by selling any of the foregoing on or before the final valuation date for the notes or in connection with the redemption of the notes. Our or our affiliates’ hedging activities may result in our or our affiliates’ receiving a substantial return on these hedging activities even if your investment in the notes results in a loss to you. These hedging activities could adversely affect the prices of the reference asset and, therefore, the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the reference asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also engage in business with the component securities issuers or trading activities related to the component securities, which may present a conflict of interest between us (or our affiliates) and you.

There Are Potential Conflicts of Interest between You and the Calculation Agent and between You and Our Other Affiliates.

The calculation agent will make important determinations as to the notes. Among other things, the calculation agent will determine the applicable closing values of the reference asset. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “General Terms of the Notes— Role of Calculation Agent” in the accompanying product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting the reference asset has occurred and may also have to determine the closing value in such case. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the cash settlement amount payable on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the cash settlement amount payable on your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred, it can postpone any relevant valuation date, which may have the effect of postponing the maturity date. If this occurs, you will receive the cash settlement amount, if any, after the originally scheduled maturity date but will not receive any additional payment or any interest on such postponed cash settlement amount.

We or our affiliates may have other conflicts of interest with holders of the notes. See “Additional Risk Factors Specific to the Notes—Our or Our Affiliates’ Business Activities May Create Conflicts of Interest” in the accompanying product prospectus supplement.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the reference asset relative to the initial value. We cannot predict the closing value of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the reference asset or the return on the notes.

The table and examples below illustrate how the cash settlement amount would be calculated with respect to a $1,000 investment in the notes, given a range of hypothetical performances of the reference asset. The hypothetical returns on the notes below are numbers, expressed as percentages, that result from comparing the cash settlement amount per $1,000 principal amount to $1,000. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following. These are not the actual terms of the notes and the notes’ terms may be more or less favorable than those shown in the following table and examples:

▶	Principal amount:	$1,000
▶	Hypothetical initial value of the reference asset:	$100.00
▶	Hypothetical buffer value of the reference asset:	$50.00 (50.00% of its hypothetical initial value)
▶	Hypothetical digital return:	16.50%
▶	Downside leverage factor:	1/0.50 (approximately 2.00x)

Hypothetical Final Value of the Reference Asset	Hypothetical Reference Asset Performance of the Reference Asset	Hypothetical Cash Settlement Amount	Hypothetical Return on the Notes
$200.00	100.00%	$1,165.00	16.50%
$150.00	50.00%	$1,165.00	16.50%
$125.00	25.00%	$1,165.00	16.50%
$100.00	10.00%	$1,165.00	16.50%
$108.00	8.00%	$1,165.00	16.50%
$105.00	5.00%	$1,165.00	16.50%
$102.00	2.00%	$1,165.00	16.50%
$100.00(1)	0.00%	$1,165.00	16.50%
$95.00	-5.00%	$1,165.00	16.50%
$90.00	-10.00%	$1,165.00	16.50%
$50.00(2)	-50.00%	$1,165.00	16.50%
$49.99	-50.01%	$999.80	-0.02%
$40.00	-60.00%	$800.00	-20.00%
$30.00	-70.00%	$600.00	-40.00%
$25.00	-75.00%	$500.00	-50.00%
$20.00	-80.00%	$400.00	-60.00%
$0.00	-100.00%	$0.00	-100.00%

(1)	The hypothetical initial value of $100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual initial value of the reference asset.
(2)	This is the hypothetical buffer value of the reference asset.

The following examples indicate how the cash settlement amount would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes are held to maturity.

Example 1: The performance of the reference asset is 50.00%.

Although the final value of the reference asset is greater than the digital return, the cash settlement amount would be $1,165.000 per $1,000 principal amount, calculated as follows:

$1,000 + digital return

= $1,000 + ($1,000 × 16.50%)

= $1,165.00

Example 1 shows that the cash settlement amount will equal the principal amount plus the digital return even when final value of the reference asset is greater than the digital return.

Example 2: The performance of the reference asset is -10.00%.

Because the final value of the reference asset is greater than or equal to its buffer value, the cash settlement amount would be $1,165.000 per $1,000 principal amount, calculated as follows:

$1,000 + digital return

= $1,000 + ($1,000 × 16.50%)

= $1,165.00

Example 2 shows that the cash settlement amount will equal the principal amount plus the digital return when the final value of the reference asset is at or above its buffer value but less than or equal to the digital return, although the price of reference asset has decreased moderately.

Example 3: The performance of the reference asset is -70.00%.

Because the final value of the reference asset is less than the buffer value, the cash settlement amount would be $600.000 per $1,000 principal amount, calculated as follows:

$1,000 + [($1,000 × (reference asset performance + 50.00%)) × downside leverage factor]

= $1,000 + [($1,000 × (-70.00% + 50.00%)) × 2.00x]

= $600.000

Example 3 shows that you are exposed on an approximately 2.00-to-1 basis to any decrease in the price of asset from the initial value if the final value is less than its buffer value. You may lose up to 100% of your principal amount at maturity.

These examples illustrate that you will not participate in any appreciation of any reference asset, but will be fully exposed to a decrease in the reference asset if the final value of the reference asset is less than the buffer value.

THE REFERENCE ASSET

Description of Vertiv Holdings Co.

Vertiv Corp. designs and manufactures air conditioning technologies. Its products include server racks and cabinets, power conditioning, precision cooling, and surge protection products. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-38518 or its CIK Code: 0001674101. The Class A Common Stock of the company trades on the New York Stock Exchange under the symbol 'VRT'.

Historical performance of the Class A common stock of Vertiv Holdings Co.

The following graph sets forth the historical performance of the Class A common stock of Vertiv Holdings Co. based on the daily historical closing values from January 1, 2021 through July 30, 2026. We obtained the closing values below from Bloomberg L.P. (“Bloomberg”). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical values of the Class A common stock of Vertiv Holdings Co. should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the Class A common stock of Vertiv Holdings Co. on any observation date, including the final valuation date.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid derivative contract with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a note as a pre-paid derivative contract with respect to the reference asset. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein.

U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or a Derivative Contract — Certain Notes Treated as Prepaid Derivative Contracts” in the accompanying prospectus for a further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note.

Non-U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” in the accompanying prospectus for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus).

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer’s determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the reference asset or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the reference asset or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

SUPPLEMENTAL PLAN OF DISTRIBUTION (“CONFLICTS OF INTEREST”)

We will agree to sell to Nomura Securities International, Inc. (the “distribution agent”), and the distribution agent will agree to purchase from us, the aggregate principal amount of the notes specified on the front cover of the final pricing supplement. The distribution agent will agree to purchase the notes from us at a price of at least 99.10% of the principal amount. The distribution agent’s commission will be up to 0.90%. The distribution agent will offer the notes to which this pricing supplement relates to the public at the price to public set forth on the front cover of the final pricing supplement and to certain dealers at such price less a concession not in excess of 0.90% of the principal amount of the notes. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire agent’s commission, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. If the distribution agent is unable to sell all the notes at the public offering price, the distribution agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the distribution agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus.

The distribution agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. The distribution agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The distribution agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The distribution agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.